Exhibit 20

FORD                              Global News         Public Affairs
                                                      Ford Motor Company
                                                      The American Road
                                                      Room 904
                                                      Dearborn, MI 48121

                                                      Telephone: (313)322-9600
                                                      Fax: (313)845-0570
                                                           (313)337-1764

FOR RELEASE AT 8 A.M. (EASTERN) WEDNESDAY, APRIL 19


Contact:  Media Inquiries:     Broadcast Media:       Stockholder Inquiries:
          Terry Bresnihan      Brenda Hines           (313) 845-8540
          (313) 322-9600       (313) 322-9600


FORD POSTS STRONG FIRST-QUARTER RESULTS

     DEARBORN, Mich., April 19 -- Increasing popularity of Ford Motor Company's cars and trucks worldwide and another solid contribution by the Financial Services Group kept Ford on a course of strong and steady improvement in the first quarter of 1995.

     Ford had first-quarter earnings of $1.55 billion or $1.44 per share of common and Class B stock. This compares with $904 million or $0.83 per share in the first quarter of 1994. Results a year ago included a $440 million charge ($0.44 per share) for the sale of First Nationwide Bank.

     "This was another strong quarter at Ford," said Alex Trotman, chairman and chief executive officer. "It marked the ninth consecutive quarter of year-over-year improvement for the total company as well as for our automotive operations, and Financial Services came through with a substantial positive impact on our quarterly profits. There was some near-term weakening of industry vehicle sales in North America, but Ford was still able to achieve good overall results."

NEW WAY OF DOING BUSINESS

     "This was a historic quarter for the company, as we began to operate as the newly organized Ford Automotive Operations," Trotman said. "The merging of our European and North American automotive operations and our worldwide components operations is progressing effectively and on schedule. Ford will become an increasingly efficient organization with an improved capability to provide high-quality, exciting vehicles to the diverse markets of the world. We are confident that this new way of doing business at Ford will bring substantial benefits to our employees, customers and shareholders."

SUMMARY OF FIRST-QUARTER 1995 COMPARED WITH FIRST-QUARTER 1994

Overview
- --------
- - Total earnings were $1.55 billion, compared with $904 million in the first quarter of 1994.
- -  Earnings per share were $1.44, compared with $0.83 per share.
- - Worldwide sales and revenues were $34.8 billion, compared with $30.4 billion.

Automotive
- ----------
- - Net income from worldwide automotive operations was $1.14 billion, compared with $973 million. After-tax return on sales was four percent, compared with 3.8 percent.
- - Net income from U.S. automotive operations was $825 million, compared with $816 million. After-tax return on sales was 4.2 percent, compared with 4.5 percent.
- - Net income from automotive operations outside the U.S. was $316 million, compared with $157 million. After-tax return on sales was 3.6 percent, compared with 2.1 percent.

Financial Services Group
- ------------------------
- - The Financial Services Group earned $409 million, compared with a loss of $69 million. (The 1994 loss included a $440 million charge for the sale of First Nationwide.)
- -  Ford Credit earned $288 million, compared with $299 million.
- - The Associates Corp. of North America earned $166 million, compared with $141 million.
- -  USL Capital earned $26 million, compared with $21 million.

Sales and Market Share
- ----------------------
- - Worldwide vehicle unit sales were 1,770,000, compared with 1,717,000 units.
- - Combined car and truck share in the U.S. was 26.6 percent, compared with 24.8 percent.
- - Combined car and truck share in Europe was 12.5 percent, compared with 12.2 percent.

Balance Sheet
- -------------
- - Stockholders' equity was $23.6 billion, compared with $16.6 billion in the year-ago period.
- - Automotive cash and marketable securities were $13.3 billion, compared with $11.6 billion.
- -  Automotive debt was $7.1 billion, compared with $7.9 billion.
- - Automotive net cash was $6.2 billion, compared with $3.7 billion in the year-ago period.
- - Capital spending was $2.2 billion in the first quarter, compared with $1.7 billion a year ago.

AUTOMOTIVE OPERATIONS

     Ford's net income from worldwide automotive operations was $1.14 billion in the first quarter, up $168 million from the first quarter of 1994. The after-tax return on sales was four percent, up two-tenths of a point from last year.

     U.S. automotive operations showed continued strength, with earnings of $825 million, up $9 million from a year ago. Return on sales was 4.2 percent, down three-tenths of a point from a year earlier.

     Outside the U.S., automotive operations earned $316 million, an improvement of $159 million over a year ago. Return on sales for automotive operations outside the U.S. was 3.6 percent, up
1.5 points from the year earlier period. In Europe, Ford earned $165 million, an improvement of $112 million over the corresponding period last year.

      "Ford's investment in new products continues to pay dividends in the marketplace," Trotman said. "Customer reaction to our vehicles has increased Ford's market shares in most of our markets around the world. Combined car and truck share in the U.S. was 26.6 percent, up nearly two points for the quarter, and the best showing since 1978. Ford also had five of the six best-selling vehicles in the quarter."

     Trotman noted that trucks have been especially strong.
"U.S. truck buyers have increasingly turned to Ford as the brand of choice. In the first quarter, our dealers sold more trucks in total in the U.S. than any other manufacturer's, sales of our minivan lineup were up more than 40 percent over a year ago and the new 1995 Explorer became an immediate hit. All this combined to give Ford in March its best truck sales month in the company's history," Trotman said.

     "We continued moving forward in Europe, with higher shares for both Fiesta and Scorpio. And we achieved a 12.5 percent combined car and truck share in Europe, which was the best since
1983," Trotman said.

     "We also achieved a strong market position in the U.S. compact car segment," Trotman said. "On that brutally competitive battleground, Contour and Mystique emerged as clear successes in the first quarter. And with its growing popularity in the U.S. and wide acceptance in Europe, our world car -- represented by Contour, Mondeo and Mystique -- reached its one-millionth production milestone recently, in less than two years."

FINANCIAL SERVICES

     The Financial Services Group earned $409 million in the first quarter of 1995. FSG's profits increased $478 million from the first quarter of 1994, when a $440 million charge was taken for the sale of First Nationwide Bank.

     The group's performance for the first quarter of this year included earnings of $288 million by Ford Credit, $166 million by The Associates and $26 million by USL Capital.

     "The Financial Services Group once again made an excellent showing with record first quarter profits at both The Associates and USL Capital, and another solid contribution by Ford Credit despite fierce competitive pressures in automotive financing," Trotman said. "With assets of more than $150 billion, FSG continues as one of the largest financial services providers in the world and is a leader in customer satisfaction as well as profitability."

FORD LOOKS TO LONG-TERM STRENGTH

     "The management team is confident about the future of Ford," Trotman said. "The realignment of the company is going well.
Our automotive operations are strong in our existing markets and we're making progress in the emerging markets of the world.

     "We have a world-class line-up of products and we have unprecedented plans for an even greater flow of new and exciting vehicles in the coming months and years. And, our financial services business continues to be a consistent and growing source of stable earnings."

     Trotman noted, however, that even though current performance is good, the company's focus will remain on continuous improvement. "Obviously, there is more to be done. We will keep working to improve our automotive margins. We have an aggressive cost reduction program in place. And our objective on customer satisfaction remains to be number one," Trotman said.
"Everything we do is aimed at strengthening this company for the long-term."
                                      # # #

4/19/95

                        Ford Motor Company and Subsidiaries

                                    HIGHLIGHTS
                                    ----------


<capiton>

                                                        First Quarter
                                                    ----------------------
                                                       1995         1994
                                                    ---------     --------

Worldwide vehicle unit sales of
 cars and trucks (in thousands)
- - United States                                        1,087       1,067
- - Outside United States                                  683         650
                                                       -----       -----
   Total                                               1,770       1,717
                                                       =====       =====

Sales and revenues (in millions)
- - Automotive                                         $28,601     $26,070
- - Financial Services                                   6,182       4,332
                                                     -------     -------
   Total                                             $34,783     $30,402
                                                     =======     =======

Net income (in millions)
- - Automotive                                         $ 1,141     $   973
- - Financial Services                                     409         (69)*
                                                     -------     -------
   Total                                             $ 1,550     $   904
                                                     =======     =======

Capital expenditures (in millions)
- - Automotive                                         $ 2,131     $ 1,641
- - Financial Services                                      67          59
                                                     -------     -------
   Total                                             $ 2,198     $ 1,700
                                                     =======     =======

Stockholders' equity at March 31
- - Total (in millions)                                $23,552     $16,633
- - After-tax return on Common and
   Class B stockholders' equity                         30.9%       26.3%

Automotive cash, cash equivalents,
 and marketable securities at
 March 31 (in millions)                              $13,254     $11,573

Automotive debt at March 31
 (in millions)                                       $ 7,102     $ 7,919

Automotive after-tax return on sales                     4.0%        3.8%

Shares of Common and Class B Stock
 (in millions)
- - Average number outstanding                           1,025       1,000
- - Number outstanding at March 31                       1,027       1,002

AMOUNTS PER SHARE OF COMMON AND
 CLASS B STOCK AFTER PREFERRED
 STOCK DIVIDENDS

Income/(loss)
- - Automotive                                         $  1.04     $  0.90
- - Financial Services                                    0.40       (0.07)
                                                     -------     -------
   Total                                             $  1.44     $  0.83
                                                     =======     =======

Income assuming full dilution                        $  1.28     $  0.75

Cash dividends per share of Common
 and Class B Stock                                   $  0.26     $  0.20



- - - - - -
*Includes a loss of $440 million related to the disposition of Granite Savings Bank (formerly First Nationwide Bank)

Segment results for 1994 have been adjusted to reflect reclassification of certain tax amounts to conform with the 1995 presentation.

                        Ford Motor Company and Subsidiaries

                                VEHICLE UNIT SALES
                                ------------------

                 For the Periods Ended March 31, 1995 and 1994
                                 (in thousands)

                                                         First Quarter
                                                     ---------------------
                                                       1995         1994
                                                     --------     --------
North America
United States

 Cars                                                   509         509
 Trucks                                                 578         558
                                                      -----       -----
  Total United States                                 1,087       1,067

Canada                                                   65          64
Mexico                                                   11          20
                                                      -----       -----

  Total North America                                 1,163       1,151

Europe
Germany                                                 118         110
Britain                                                 104         122
Italy                                                    52          54
Spain                                                    48          37
France                                                   44          43
Other countries                                          77          71
                                                      -----       -----

  Total Europe                                          443         437

Other international
Brazil                                                   62          34
Australia                                                31          25
Taiwan                                                   28          32
Japan                                                    16          13
Argentina                                                10          10
Other countries                                          17          15
                                                      -----       -----

  Total other international                             164         129
                                                      -----       -----

Total worldwide vehicle unit sales                    1,770       1,717
                                                      =====       =====



Vehicle unit sales are reported worldwide on a "where sold" basis and include sales of all Ford-badged units, as well as units manufactured by Ford and sold by other manufacturers.

First Quarter 1994 unit sales have been restated to reflect the country where sold and to include sales of all Ford-badged units. Previously, factory unit sales were reported in North America on a "where sold" basis and overseas on a "where produced" basis. Also, Ford-badged unit sales of certain unconsolidated subsidiaries (primarily Autolatina in Brazil and Argentina) were not reported previously.

                        Ford Motor Company and Subsidiaries


                         CONSOLIDATED STATEMENT OF INCOME
                         --------------------------------

                   For the Periods Ended March 31, 1995 and 1994
                                   (in millions)

                                                         First Quarter
                                                     --------------------
                                                       1995        1994
                                                     -------     --------
                                                         (unaudited)
AUTOMOTIVE
Sales                                                $28,601     $26,070

Costs and expenses (Note 2)
Costs of sales                                        25,605      23,352
Selling, administrative, and other
 expenses                                              1,214       1,159
                                                     -------     -------
  Total costs and expenses                            26,819      24,511

Operating income                                       1,782       1,559

Interest income                                          207         128
Interest expense                                         166         176
                                                     -------     -------
  Net interest income/(expense)                           41         (48)
Equity in net income of affiliated
 companies                                                20          67
Net expense from transactions with
 Financial Services                                      (23)         (8)
                                                     -------     -------

Income before income taxes -
 Automotive                                            1,820       1,570

FINANCIAL SERVICES
Revenues                                               6,182       4,332

Costs and expenses
Interest expense                                       2,167       1,598
Depreciation                                           1,521         903
Operating and other expenses                           1,336         824
Provision for credit and insurance
 losses                                                  422         344
Loss on disposition of Granite Savings
 Bank (formerly First Nationwide Bank)
 (Note 4)                                                  -         475
                                                     -------     -------
  Total costs and expenses                             5,446       4,144
Net revenue from transactions with
 Automotive                                               23           8
                                                     -------     -------

Income before income taxes
 - Financial Services                                    759         196
                                                     -------     -------

TOTAL COMPANY
Income before income taxes                             2,579       1,766

Provision for income taxes                               988         825
                                                     -------     -------

Income before minority interests                       1,591         941

Minority interests in net income of
 subsidiaries                                             41          37
                                                     -------     -------

Net income                                             1,550         904

Preferred stock dividend requirements                     72          72
                                                     -------     -------
Income attributable to Common and
 Class B Stock                                       $ 1,478     $   832
                                                     =======     =======
Average number of shares of Common and
 Class B Stock outstanding                             1,025       1,000

AMOUNTS PER SHARE OF COMMON STOCK AND CLASS B
 STOCK AFTER PREFERRED STOCK DIVIDENDS

Income                                               $  1.44     $  0.83
                                                     =======     =======

Income assuming full dilution                        $  1.28     $  0.75

Cash dividends                                       $  0.26     $  0.20

The accompanying notes are part of the financial statements.

                                     Ford Motor Company and Subsidiaries

                                         CONSOLIDATED BALANCE SHEET
                                         --------------------------
                                                (in millions)

                                                               March 31,      December 31,
                                                                 1995             1994
                                                             -------------    ------------
                                                              (unaudited)
ASSETS
Automotive
Cash and cash equivalents                                      $  9,933           $  4,481
Marketable securities                                             3,321              7,602
                                                               --------           --------
   Total cash, cash equivalents,
    and marketable securities                                    13,254             12,083

Receivables                                                       3,105              2,548
Inventories (Note 3)                                              7,331              6,487
Deferred income taxes                                             3,080              3,062
Other current assets                                              1,861              2,006
Net current receivable from
 Financial Services                                                 360                677
                                                               --------           --------
   Total current assets                                          28,991             26,863

Equity in net assets of affiliated
 companies                                                        3,580              3,554
Net property                                                     28,428             27,048
Deferred income taxes                                             4,426              4,146
Other assets                                                      6,837              6,760
                                                               --------           --------
   Total Automotive assets                                       72,262             68,371

Financial Services (Note 4)
Cash and cash equivalents                                         1,795              1,739
Investments in securities                                         6,384              6,105
Net receivables and lease investments                           138,185            130,356
Other assets                                                     13,399             12,783
                                                               --------           --------
   Total Financial Services assets                              159,763            150,983
                                                               --------           --------

   Total assets                                                $232,025           $219,354
                                                               ========           ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Automotive
Trade payables                                                 $ 11,925           $ 10,777
Other payables                                                    1,972              2,624
Accrued liabilities                                              12,743             11,599
Income taxes payable                                              1,062                316
Debt payable within one year                                        341                155
                                                               --------           --------
   Total current liabilities                                     28,043             25,471

Long-term debt                                                    6,761              7,103
Other liabilities                                                25,440             24,920
Deferred income taxes                                             1,239                948
                                                               --------           --------
   Total Automotive liabilities                                  61,483             58,442

Financial Services (Note 4)
Payables                                                          2,815              2,361
Debt                                                            130,713            123,713
Deferred income taxes                                             3,234              2,958
Other liabilities and deferred income                             7,993              7,669
Net payable to Automotive                                           360                677
                                                               --------           --------
   Total Financial Services liabilities                         145,115            137,378

Preferred stockholders' equity in a
 subsidiary company                                               1,875              1,875

Stockholders' equity
Capital stock
 Preferred Stock, par value $1.00 per share (aggregate
 liquidation preference of $3.4 billion)                              *                  *
 Common Stock, par value $1.00 per share
  (957 and 952 million shares issued)                               957                952
 Class B Stock, par value $1.00 per share
  (71 million shares issued)                                         71                 71
Capital in excess of par value of stock                           5,364              5,273
Foreign currency translation
 adjustments and other                                              774                189
Earnings retained for use in business                            16,386             15,174
                                                               --------           --------
   Total stockholders' equity                                    23,552             21,659
                                                               --------           --------
   Total liabilities and
    stockholders' equity                                       $232,025           $219,354
                                                               ========           ========

- - - - - -
*Less than $1 million

The accompanying notes are part of the financial statements.

                                   Ford Motor Company and Subsidiaries

                             CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                             -----------------------------------------------

                              For the Periods Ended March 31, 1995 and 1994
                                                (in millions)

                                                                 First Quarter 1995      First Quarter 1994
                                                             -----------------------   ---------------------
                                                                           Financial               Financial
                                                              Automotive   Services    Automotive  Services
                                                             -----------   ---------   ----------  ---------
                                                                     (unaudited)             (unaudited)
Cash and cash equivalents at January 1                         $  4,481    $  1,739    $ 5,667    $  2,555

Cash flows from operating activities before securities trading    3,650       3,284      3,814       2,228
Net sales/(purchases) of trading securities                       4,289         324     (1,924)         39
                                                               --------    --------    -------    --------
   Net cash flows from operating activities                       7,939       3,608      1,890       2,267

Cash flows from investing activities
 Capital expenditures                                            (2,131)        (67)    (1,641)        (59)
 Acquisitions of receivables and lease investments                    -     (52,172)         -     (47,560)
 Collections of receivables and lease investments                     -      44,068          -      39,806
 Net acquisitions of daily rental vehicles                            -        (826)         -           -
 Purchases of securities                                            (18)     (1,818)      (112)     (3,607)
 Sales and maturities of securities                                   9       1,337        198       3,594
 Proceeds from sales of receivables                                   -           -          -         390
 Loans originated net of principal payments                           -          (2)         -        (204)
 Investing activity with Financial Services                        (174)          -          0           -
 Other                                                             (442)       (125)       162        (252)
                                                               --------    --------    -------    --------
   Net cash used in investing activities                         (2,756)     (9,605)    (1,393)     (7,892)

Cash flows from financing activities
 Cash dividends                                                    (338)          -       (272)          -
 Issuance of Common Stock                                            96           -         84           -
 Changes in short-term debt                                         217       2,408        (52)      2,373
 Proceeds from issuance of other debt                                 0       6,674          0       6,051
 Principal payments on other debt                                  (207)     (3,239)         0      (3,826)
 Changes in customers' deposits, excluding interest credited          -           -          -        (422)
 Receipts from annuity contracts                                      -         165          -         185
 Financing activity with Automotive                                   -         174          -           0
 Other                                                                6          25         25          31
                                                               --------    --------    -------    --------
   Net cash (used in)/provided by financing activities             (226)      6,207       (215)      4,392

Effect of exchange rate changes on cash                             178         163        (96)         88
Net transactions with Automotive/Financial Services                 317        (317)      (207)        207
                                                               --------    --------    -------    --------

   Net increase/(decrease) in cash and cash equivalents           5,452          56        (21)       (938)
                                                               --------    --------    -------    --------

Cash and cash equivalents at March 31                          $  9,933    $  1,795    $ 5,646    $  1,617
                                                               ========    ========    =======    ========



The accompanying notes are part of the financial statements.

                                       Ford Motor Company and Subsidiaries

                                          NOTES TO FINANCIAL STATEMENTS
                                          -----------------------------
                                                   (unaudited)


1. Financial Statements - The financial data presented herein are unaudited, but in the opinion of management reflect those adjustments necessary for a fair presentation of such information. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the financial statements contained in the registrant's Annual Report on Form 10-K (the "10-K Report") for the year ended December 31, 1994. For purposes hereof, "Ford" or the "Company" means Ford Motor Company and its majority-owned subsidiaries unless the context requires otherwise.


2. Selected Automotive costs and expenses are summarized as follows (in millions):

                                     First Quarter
                              --------------------------
                                  1995          1994
                              ----------    ------------
    Depreciation               $  589      $  581
    Amortization                  712         542


3. Automotive inventories are summarized as follows (in millions):

                                                 March 31,   December 31,
                                                   1995          1994
                                                 ---------   -----------
   Raw materials, work in process
    and supplies                               $3,518          $3,192
   Finished products                            3,813           3,295
                                               ------          ------
      Total Inventories                        $7,331          $6,487
                                               ======          ======

   U.S. Inventories                            $3,302          $2,917


4.       Sale of First Nationwide Bank
         -----------------------------
         On September 30, 1994, substantially all of the assets of First Nationwide Bank, since known as Granite Savings Bank (the "Bank"), were sold to, and substantially all of the Bank's liabilities were assumed by, First Madison Bank, FSB. The Bank is a wholly-owned subsidiary of Granite Management Corporation (formerly First Nationwide Financial Corporation) ("Granite"), which in turn is a wholly-owned subsidiary of Ford. The company recognized in First Quarter 1994 earnings a pre-tax charge of $475 million ($440 million after taxes) related to the disposition of the Bank, reflecting the nonrecovery of goodwill and reserves for estimated losses on assets not included in the sale. The company's income statement includes the results of operations of Granite through March 31, 1994.


5.       Acquisition of The Hertz Corporation
         ------------------------------------
         In April 1994, Hertz became a wholly-owned subsidiary of Ford. In the First Quarter of 1994, Hertz had been accounted for on an equity basis as part of the Automotive segment. Hertz' operating results, assets, liabilities, and cash flows have subsequently been consolidated as part of the Financial Services segment.